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ITED STATES
D EXCHANGE COMMISSION
ngton, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 67761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Generational Capital Markets, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

___14241 Dallas Parkway, Suite 610___
                              (No. and Street)

___Dallas___   ___Texas___   ___75254___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Don Sterling___   ___(214) 692-7009___

                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
                  (Name – if individual, state last, first, middle name)

815 Parker Square   **Flower Mound**   **Texas**   **75028**
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Brenen M. Hofstadter_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Generational Capital Markets, Inc.**_____, as of _____December 31_____, 20__10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____
president
Title

_____
Notary Public

> Mary Louise Curcio
> Notary Public
> State Of Texas
> Comm Expires 07-05-2012

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Generational Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Generational Capital Markets, Inc., as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Generational Capital Partners, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 21, 2011


GENERATIONAL CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2010


ASSETS

Cash	$	52,801
Prepaid expenses - Parent		33,755
Prepaid expenses		26,406
TOTAL ASSETS	$	112,962

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	2,358
Accrued expenses		2,445
Income tax payable		5,050
TOTAL LIABILITIES		9,853

Stockholder's Equity

Common stock, $.01 par value, 100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	70,000
Retained earnings	32,109
TOTAL STOCKHOLDER'S EQUITY	103,109

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	112,962

See notes to financial statements. 2

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Income
Year Ended December 31, 2010

Revenue

Merger and acquisition services	$ 2,372,231
Consulting fees	30,465
Interest income	208
TOTAL REVENUE	2,402,904

Expenses

Communications	10,608
Compensation and related costs	696,903
Leads, marketing and promotion	11,589
Management fees - Parent	1,264,391
Occupancy and equipment	42,178
Professional fees	41,173
Regulatory fees and expenses	39,714
Other expenses	7,068
TOTAL EXPENSES	2,113,624
Net income before income taxes	289,280
Income taxes	5,050
NET INCOME	$ 284,230

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2009	100,000	$ 1,000	$306,000	$ (252,121)	$ 54,879
Additional capital contributed	-	-	40,000	-	40,000
Return of capital	-	-	(276,000)	-	(276,000)
Net income	-	-	-	284,230	284,230
Balances at December 31, 2010	100,000	$ 1,000	$ 70,000	$ 32,109	$ 103,109

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	284,230
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities		
Decrease in receivable from related party		11,314
Increase in prepaid expenses - Parent		(33,755)
Decrease in prepaid expenses		2,632
Decrease in accounts payable		(831)
Increase in accrued expenses		2,445
Decrease in payable to Parent		(17,000)
Increase in income tax payable		5,050
Net cash provided by operating activities		254,085
Cash flows from investing activities:		
Decrease in certificate of deposit		11,038
Cash flows from financing activities:		
Additional capital contributed		40,000
Return of capital		(276,000)
Net cash used in financing activities		(236,000)
Net increase in cash		29,123
Cash at beginning of year		23,678
Cash at end of year	$	52,801

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

Nature of Business:

Generational Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Generational Capital, LLC (Parent), was organized in August 2006 as a Nevada corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily provides merger and acquisition services to private businesses located throughout the United States and Canada and consulting services to related parties.

The Company operates pursuant to the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Revenue Recognition</u>

The Company recognizes merger and acquisition related revenue when earned under the respective agreements.

The Company recognizes consulting fees during the period when the services are rendered.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Leads, Marketing and Promotion Costs</u>

The Company expenses leads, marketing and promotion costs as they are incurred.

<u>Income Taxes</u>

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open Federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $42,948 and $5,000, respectively. The Company's net capital ratio was 0.23 to 1.

Note 3 - <u>Related Party Transactions/Economic Dependency</u>

The Company is under the control of and economically dependent on its Parent and another related party. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

A related party provided client referrals for all of the merger and acquisition revenue earned during the year.

Note 3 - Related Party Transactions/Economic Dependency (continued)

The Company and Generational Minerals Maverick, LLC, (Maverick), a related party, entered into a Managing Broker Dealer Agreement (BD Agreement) effective July 13, 2009. An addendum to the BD Agreement (Addendum) was added during 2009, and amended in January 2010, to provide for consulting and certain cost sharing provisions between the Company and Generational Minerals, LLC (Minerals). Pursuant to the Addendum, the Company provides Minerals with consulting services for managing and preparing Minerals private placements, office facilities and office services. In addition, Minerals will reimburse the Company for any direct costs incurred on its behalf. The Company terminated its Agreement with Maverick and the Addendum with Minerals effective March 31, 2010, as the Company discontinued its oil and gas offerings. Prior to the termination, the Company earned consulting fees of $29,820, and received $6,000 and $1,200 for office facilities and support services, respectively, under this Addendum during 2010. The amounts received for office facilities and support services were recorded as a reduction in occupancy and equipment in the accompanying statement of income. The Company incurred and was reimbursed for direct costs on behalf of Minerals totaling $11,684 during 2010.

The Parent and the Company entered into a Facilities Agreement (Agreement) effective January 1, 2008. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent may also pay certain expenses on behalf of the Company. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company on a monthly basis. In making such allocation the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. This allocation may change from month to month with the respective use and benefit of facilities or services. Expenses allocated to the Company under this Agreement during 2010, totaled $47,608, of which $40,808 was for office facilities and $6,800 was for other allocable overhead expenses. The Company also reimbursed the Parent $4,428 for telephone expense incurred on behalf of the Company during 2010. The office facilities and other overhead expenses are included in occupancy and equipment in the accompanying statement of income. The Company has prepaid the Parent a total of $33,755 at December 31, 2010 for office facilities, allocable overhead and telephone expenses in the amounts of $21,840, $3,500 and $8,415, respectively.

Note 3 - Related Party Transactions/Economic Dependency (continued)

The Agreement is for an initial term of five years expiring December 31, 2013, unless earlier terminated at any time by either party. The Agreement automatically renews for successive one year terms, unless written notice is given by either party not less than thirty days prior to the expiration of the initial or any subsequent term. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company paid its Parent $1,264,391 in discretionary management fees during 2010.

The Company has adopted a 401(k) plan of a related party (the Plan). All eligible employees may make contributions to the Plan, but there are no matching or other employer contributions provided.

Note 4 - Income Taxes

The Company's prior years' net operating loss carryforwards of $251,828 were fully utilized in the current year to partially offset the current year taxable income.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

In January 2011, the Company received an additional capital contribution of $25,000 from its Parent.

Effective January 1, 2011, the Parent will begin including the Company as a subsidiary on the Parent's consolidated federal income tax return. The Company will continue to provide for income taxes on a separate Company basis.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2010, through February 21, 2011, the date which the financial statements were available to be issued.

GENERATIONAL CAPITAL MARKETS, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2010

Total stockholder's equity qualified for net capital	$	103,109
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses - Parent		33,755
Prepaid expenses		26,406
Total non-allowable assets		60,161
Net Capital	$	42,948
Aggregate indebtedness		
Accounts payable	$	2,358
Accrued expenses		2,445
Income tax payable		5,050
Total aggregate indebtedness	$	9,853
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	37,948
Ratio of aggregate indebtedness to net capital		0.23 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as filed by Generational Capital Markets, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROLS AS REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Generational Capital Markets, Inc.

In planning and performing our audit of the financial statements of Generational Capital Markets, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BRAD A. KINDER, CPA

Flower Mound, Texas
February 21, 2011

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Generational Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 2010, which were agreed to by Generational Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Generational Capital Markets, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Generational Capital Markets, Inc. 's management is responsible for the Generational Capital Markets, Inc. 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRAD A. KINDER, CPA

Flower Mound, Texas
February 21, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___12|31___, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067761   FINRA   DEC
GENERATIONAL CAPITAL MARKETS INC   19*19
14241 DALLAS PKWY STE 610
DALLAS TX 75254-2965

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __5931__

    B. Less payment made with SIPC-6 filed (exclude interest)   (__3486__)
     __7|21|2010__
       Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   __2445__

    E. Interest computed on late payment (see instruction E) for____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ __2445__

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ __2445__

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Generational Capital Markets Inc.
(Name of Corporation, Partnership or other organization)

B.Huff
(Authorized Signature)

Dated the __26th__ day of __Jan__, 20 _11_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1 , 20 10
and ending Dec 31 , 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,402,904

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

         Total additions   0

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       Consulting   30,465

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   30,465

2d. SIPC Net Operating Revenues $ 2372,439

2e. General Assessment @ .0025 $ 5,931
                                  (to page 1, line 2.A.)